SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2005
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F                     Form 40-F      X
     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                     No      X
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: October 25, 2005		Signed:	Donald F. Barnhardt

	By:	Name:	Donald F. Barnhardt
		Title:	Corporate Secretary

Release: Immediate, October 25, 2005
CPR PRODUCES SOLID EARNINGS RESULTS IN THIRD-QUARTER 2005
AS WESTERN CAPACITY EXPANSION NEARS COMPLETION
CALGARY — Canadian Pacific Railway (TSX/NYSE: CP) reported net income increased 15 per cent to $204 million, or $1.27 per diluted share in the third quarter of 2005, compared with $177 million, or $1.11 per diluted share in the same period of 2004.
SUMMARY OF 3RD QUARTER 2005 COMPARED WITH 3RD QUARTER 2004
Excluding foreign exchange gains on long-term debt and other specified items:
•	Diluted earnings per share grew 29 per cent to $0.84 from $0.65, driven largely by improved yield

•	Operating income grew 14 per cent to $249 million

•	Operating ratio improved 50 basis points to 77.4 per cent
Rob Ritchie, President and Chief Executive Officer of CPR, said: “CPR’s ability to execute our integrated operating plan was tested under conditions of high demand for service and limitations caused by track work to expand capacity in the west during the quarter. We met service commitments to customers and handled a third-quarter record workload while keeping the expansion on schedule and on budget.
“The combination of good service and tight capacity in a high-demand marketplace continued to generate a positive yield environment. We capitalized on this through CPR’s quality revenue growth strategy, producing a 12 per cent increase in revenue per carload.
“CPR is confident in our full-year projections going into the home stretch of 2005. Market conditions are solid and demand remains strong,” Mr. Ritchie said. “We also expect to see improved operating efficiency when our western expansion work is complete in the fourth quarter and CPR can take advantage of the new double track, longer sidings and better signal systems.”
Revenue increased to $1,105 million, a third-quarter record, from $990 million in third-quarter 2004. There were double-digit growth rates in four of CPR’s business lines, led by coal at 35 per cent and intermodal at 13 per cent.

Operating expenses before other specified items were $855 million in third-quarter 2005, compared with $771 million in the same period of 2004. The increase was mainly due to higher fuel and compensation and benefits costs. Fuel prices reached record highs, however, CPR recovered almost all of the increase through revenue from its surcharge mechanism, as well as hedging and fuel efficiency measures. A rapid appreciation in CPR’s share price drove up stock-based incentive compensation, a large portion of which is marked to market and accounts for almost half of the increase in compensation and benefits costs.
SUMMARY OF 1ST 9 MONTHS 2005 COMPARED WITH 1ST 9 MONTHS 2004
•	Net income up 44 per cent to $408 million, or $2.54 per diluted share, compared with $284 million, or $1.79 per diluted share

•	Excluding foreign exchange gains on long-term debt and other specified items, income grew 47 per cent to $360 million, or $2.24 per diluted share from $245 million, or $1.54 per diluted share

•	Excluding other specified items, operating income increased 26 per cent to $699 million

•	Revenue was $3,225 million, compared with $2,881 million, with growth in five of seven business lines

•	Operating expenses excluding other specified items were $2,526 million, compared with $2,326 million, with more than half the increase due to higher fuel prices

•	Operating ratio improved by 240 basis points to 78.3 per cent
OUTLOOK FOR FULL-YEAR 2005
CPR expects to increase revenue in the range of 12 per cent to 14 per cent in 2005. Diluted earnings per share, excluding foreign exchange gains and losses on long-term debt and other specified items, are expected to be in the range of $3.15 to $3.25, assuming oil prices averaging US$55 per barrel and an average exchange rate of $1.23 per U.S. dollar (US$0.81) for the full year.
FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS
In the third quarter of 2005, CPR had a foreign exchange gain on long-term debt of $65 million ($48 million after tax), compared with a gain of $71 million ($73 million after tax) in the same period of 2004. There was one other specified item in third-quarter 2005, as CPR booked a reduction of $34 million ($21 million after tax) to an accrual taken in fourth-quarter 2004 for environmental remediation of a property in the United States. The reduction reflected a settlement of litigation related to remediation of environmental contamination. There were no other specified items in the third quarter of 2004.

In the first nine months of 2005, CPR had a foreign exchange gain on long-term debt of $45 million ($27 million after tax), compared with a gain of $37 million ($39 million after tax) in the same period of 2004. Other specified items consisted of the $34-million ($21 million after tax) reduction to the accrual for environmental remediation of the property in the U.S. There were no other specified items in the first nine months of 2004.
Presentation of non-GAAP earnings
CPR presents non-GAAP earnings in this news release to provide a basis for evaluating underlying earnings trends in our business that can be compared with prior periods’ results of operations. These non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, and other specified items, which are not among CPR’s normal ongoing revenues and operating expenses. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. A reconciliation of income, excluding foreign exchange gains on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data.
Earnings that exclude foreign exchange currency translation effects on long-term debt and other specified items, as described in this news release, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.
Note on forward-looking information
This news release contains forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR’s annual report and annual information form, and may be updated in CPR’s consolidated interim financial statements and interim Management’s Discussion and Analysis, which are filed with securities regulators from time to time. However, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events, or otherwise. Financial results in this news release are reported in Canadian dollars.
Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

Contacts:
Media	Investment Community
Len Cocolicchio	Paul Bell, Vice-President, Investor Relations
Tel.: (403) 319-7591	Tel.: (403) 319-3591
len_cocolicchio@cpr.ca	investor@cpr.ca

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the three months
	ended September 30
	2005	2004
	(unaudited)	(unaudited)

Revenues
Freight	$1,060.8	$949.0
Other	43.9	40.7

	1,104.7	989.7

Operating expenses
Compensation and benefits	344.9	305.7
Fuel	141.9	109.0
Materials	45.4	41.1
Equipment rents	53.8	52.4
Depreciation and amortization	111.3	102.7
Purchased services and other	158.0	159.9

	855.3	770.8

Operating income before the following:	249.4	218.9

Special charge (reduction) for environmental remediation (Note 3)	(33.9)	—

Operating income	283.3	218.9

Other charges (Note 4)	6.6	8.5
Foreign exchange gains on long-term debt	(65.4)	(70.5)
Interest expense (Note 5)	50.3	54.9
Income tax expense	88.2	49.5

Net income	$203.6	$176.5

Basic earnings per share (Note 6)	$1.29	$1.11

Diluted earnings per share (Note 6)	$1.27	$1.11

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED INCOME
(in millions, except per share data)

	For the nine months
	ended September 30
	2005	2004
	(unaudited)	(unaudited)

Revenues
Freight (Note 2)	$3,097.2	$2,761.7
Other	127.5	119.3

	3,224.7	2,881.0

Operating expenses
Compensation and benefits	998.2	932.8
Fuel	421.6	316.6
Materials	150.2	140.4
Equipment rents	157.0	171.9
Depreciation and amortization	331.5	305.0
Purchased services and other	467.0	458.8

	2,525.5	2,325.5

Operating income before the following:	699.2	555.5

Special charge (reduction) for environmental remediation (Note 3)	(33.9)	—

Operating income	733.1	555.5

Other charges (Note 4)	11.3	23.2
Foreign exchange gains on long-term debt	(45.3)	(37.2)
Interest expense (Note 5)	155.1	166.0
Income tax expense	204.5	119.8

Net income	$407.5	$283.7

Basic earnings per share (Note 6)	$2.57	$1.79

Diluted earnings per share (Note 6)	$2.54	$1.79

See notes to interim consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(in millions)

	September 30	December 31
	2005	2004
	(unaudited)	(audited)

Assets
Current assets
Cash and short-term investments	$86.6	$353.0
Accounts receivable and other current assets	543.0	434.7
Materials and supplies	162.0	134.1
Future income taxes	69.0	70.2

	860.6	992.0

Investments	57.3	96.0
Net properties	8,683.7	8,393.5
Other assets and deferred charges	1,033.1	1,018.3

Total assets	$10,634.7	$10,499.8

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,045.3	$975.3
Income and other taxes payable	28.6	16.2
Dividends payable	23.8	21.0
Long-term debt maturing within one year	30.2	275.7

	1,127.9	1,288.2

Deferred liabilities	711.9	767.8
Long-term debt	2,974.2	3,075.3
Future income taxes	1,574.7	1,386.1

Shareholders’ equity
Share capital (Note 8)	1,116.3	1,120.6
Contributed surplus (Note 8)	238.8	300.4
Foreign currency translation adjustments	67.6	77.0
Retained income	2,823.3	2,484.4

	4,246.0	3,982.4

Total liabilities and shareholders’ equity	$10,634.7	$10,499.8

Commitments and contingencies (Note 12).
See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the three months
	ended September 30
	2005	2004
	(unaudited)	(unaudited)

Operating activities
Net income	$203.6	$176.5
Add (deduct) items not affecting cash:
Depreciation and amortization	111.3	102.7
Future income taxes	86.7	42.6
Special charge (reduction) for environmental remediation	(30.9)	—
Foreign exchange gains on long-term debt	(65.4)	(70.5)
Amortization of deferred charges	5.2	5.7
Restructuring payments	(16.3)	(20.2)
Other operating activities, net	(19.6)	(27.0)
Change in non-cash working capital balances related to operations	(0.7)	26.2

Cash provided by operating activities	273.9	236.0

Investing activities
Additions to properties	(232.1)	(187.6)
Other investments	0.5	(0.6)
Net proceeds from disposal of transportation properties	4.3	(7.4)

Cash used in investing activities	(227.3)	(195.6)

Financing activities
Dividends paid	(23.8)	(20.2)
Issuance of shares (Note 8)	2.0	0.1
Purchase of shares (Note 8)	(65.7)	—
Repayment of long-term debt	(4.2)	(2.5)

Cash used in financing activities	(91.7)	(22.6)

Cash position
(Decrease) increase in net cash	(45.1)	17.8
Net cash at beginning of period	131.7	305.4

Net cash at end of period	$86.6	$323.2

Net cash is defined as:
Cash and short-term investments	$86.6	$323.2

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions)

	For the nine months
	ended September 30
	2005	2004
	(unaudited)	(unaudited)

Operating activities
Net income	$407.5	$283.7
Add (deduct) items not affecting cash:
Depreciation and amortization	331.5	305.0
Future income taxes	195.6	108.2
Special charge (reduction) for environmental remediation	(30.9)	—
Foreign exchange gains on long-term debt	(45.3)	(37.2)
Amortization of deferred charges	15.2	18.6
Restructuring payments	(42.6)	(58.2)
Other operating activities, net	(40.7)	(50.2)
Change in non-cash working capital balances related to operations	(78.9)	18.1

Cash provided by operating activities	711.4	588.0

Investing activities
Additions to properties	(584.8)	(516.6)
Other investments	1.9	(3.0)
Net proceeds from disposal of transportation properties	9.8	1.2

Cash used in investing activities	(573.1)	(518.4)

Financing activities
Dividends paid	(65.8)	(60.7)
Issuance of shares (Note 8)	7.7	0.8
Purchase of shares (Note 8)	(78.3)	—
Issuance of long-term debt	—	193.7
Repayment of long-term debt	(268.3)	(14.9)

Cash (used in) provided by financing activities	(404.7)	118.9
Cash position
(Decrease) increase in net cash	(266.4)	188.5
Net cash at beginning of period	353.0	134.7

Net cash at end of period	$86.6	$323.2

Net cash is defined as:
Cash and short-term investments	$86.6	$323.2

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED RETAINED INCOME
(in millions)

	For the nine months
	ended September 30
	2005	2004
	(unaudited)	(unaudited)

Balance, January 1	$2,484.4	$2,153.9
Net income for the period	407.5	283.7
Dividends	(68.6)	(61.5)

Balance, September 30	$2,823.3	$2,376.1

See notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(unaudited)
1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CPR”, “the Company” or “Canadian Pacific Railway”) 2004 annual consolidated financial statements. They do not include all disclosures required under Generally Accepted Accounting Principles for annual financial statements and should be read in conjunction with the annual consolidated financial statements.
2	Change in accounting estimate

During the first half of the year, the Company recorded a $23.4-million adjustment to increase revenues related to the April 1-to-December 31 period of 2004. This adjustment reflects a change in estimate as a result of a contract settlement with a customer.
3	Special charge (reduction) for environmental remediation

In the third quarter, a settlement agreement was reached with a responsible party in relation to portions of past environmental contamination at a CPR-owned property in the U.S. As a result, CPR was able to reduce accrued liabilities related to the property, and recognized a total reduction of $33.9 million to a special charge for environmental remediation recorded in 2004.
4	Other charges

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2005	2004	2005	2004

Amortization of discount on accruals recorded at present value	$4.0	$4.5	$12.4	$14.2
Other exchange losses (gains)	—	5.9	(3.3)	5.5
Loss on sale of accounts receivable	0.8	0.6	2.6	2.2
Losses (gains) on non-hedging derivative instruments	0.1	(1.8)	(6.5)	(1.0)
Other	1.7	(0.7)	6.1	2.3

Total other charges	$6.6	$8.5	$11.3	$23.2

5	Interest expense

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2005	2004	2005	2004

Interest expense	$51.2	$56.3	$161.6	$170.0
Interest income	(0.9)	(1.4)	(6.5)	(4.0)

Total interest expense	$50.3	$54.9	$155.1	$166.0

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(unaudited)
6	Earnings per share

At September 30, 2005, the number of shares outstanding was 157.3 million (September 30, 2004 — 158.7 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CPR shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2005	2004	2005	2004

Weighted average shares outstanding	158.1	158.7	158.6	158.7
Dilutive effect of stock options	1.9	0.3	1.7	0.3

Weighted average diluted shares outstanding	160.0	159.0	160.3	159.0

(in dollars)
Basic earnings per share	$1.29	$1.11	$2.57	$1.79
Diluted earnings per share	$1.27	$1.11	$2.54	$1.79

For the quarter ended September 30, 2005, no options (quarter ended September 30, 2004 — 102,217 options) were excluded from the computation of diluted earnings per share because their effects were not dilutive. For the nine months ended September 30, 2005, no options (nine months ended September 30, 2004 — 843,907 options) were excluded from the computation of diluted earnings per share because their effects were not dilutive.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(unaudited)
7	Restructuring and environmental remediation

At September 30, 2005, the provision for restructuring and environmental remediation was $379.4 million (December 31, 2004 — $448.7 million). The restructuring provision primarily includes labour liabilities for restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program for various sites.

Set out below is a reconciliation of CPR’s liabilities associated with restructuring and environmental remediation programs:

Three months ended September 30, 2005

	Opening					Closing
	Balance				Foreign	Balance
(in millions)	July 1			Amortization	Exchange	Sept. 30
	2005	Accrued(1)	Payments	of Discount	Impact	2005

Labour liability for termination plans	$252.0	0.2	(11.6)	3.3	(2.4)	$241.5
Other non-labour liabilities for exit plans	6.1	—	—	—	(0.3)	5.8

Total restructuring liability	258.1	0.2	(11.6)	3.3	(2.7)	247.3

Environmental remediation program	171.8	(30.1)	(4.7)	—	(4.9)	132.1

Total restructuring and environmental remediation liability	$429.9	(29.9)	(16.3)	3.3	(7.6)	$379.4

(1) In the third quarter, CPR established new restructuring initiatives to be completed by 2007 to reduce labour costs, primarily in administrative areas. These initiatives required the recording of a new provision of $7.4 million. In addition, a reduction of $7.2 million of previously accrued initiatives was recorded due to experience gains occurring in the third quarter. The adjustment to the environmental remediation program is largely due to a settlement agreement reached with another responsible party during the quarter (see Note 3).
Three months ended September 30, 2004

	Opening					Closing
	Balance				Foreign	Balance
(in millions)	July 1			Amortization	Exchange	Sept. 30
	2004	Accrued	Payments	of Discount	Impact	2004

Labour liability for termination plans	$336.9	(0.9)	(12.8)	3.6	(3.9)	$322.9
Other non-labour liabilities for exit plans	8.3	0.6	(0.7)	—	(0.3)	7.9

Total restructuring liability	345.2	(0.3)	(13.5)	3.6	(4.2)	330.8

Environmental remediation program	89.8	0.2	(6.7)	—	(1.9)	81.4

Total restructuring and environmental remediation liability	$435.0	(0.1)	(20.2)	3.6	(6.1)	$412.2

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(unaudited)
7	Restructuring and environmental remediation (continued)

Nine months ended September 30, 2005

	Opening					Closing
	Balance				Foreign	Balance
(in millions)	Jan. 1			Amortization of	Exchange	Sept. 30
	2005	Accrued(1)	Payments	Discount	Impact	2005

Labour liability for termination plans	$269.7	(1.8)	(34.5)	9.6	(1.5)	$241.5
Other non-labour liabilities for exit plans	6.1	(0.1)	(0.1)	0.1	(0.2)	5.8

Total restructuring liability	275.8	(1.9)	(34.6)	9.7	(1.7)	247.3

Environmental remediation program	172.9	(30.1)	(8.0)	—	(2.7)	132.1

Total restructuring and environmental remediation liability	$448.7	(32.0)	(42.6)	9.7	(4.4)	$379.4

(1) In the third quarter, CPR established new restructuring initiatives to be completed by 2007 to reduce labour costs, primarily in administrative areas. These initiatives required the recording of a new provision of $7.4 million. In addition, a reduction of $9.3 million of previously accrued initiatives was recorded due to experience gains primarily occurring in the third quarter. The adjustment to the environmental remediation program is largely due to a settlement agreement reached with another responsible party during the third quarter (see Note 3).
Nine months ended September 30, 2004

	Opening					Closing
	Balance				Foreign	Balance
(in millions)	Jan. 1			Amortization of	Exchange	Sept. 30
	2004	Accrued	Payments	Discount	Impact	2004

Labour liability for termination plans	$358.2	(2.3)	(43.6)	12.4	(1.8)	$322.9
Other non-labour liabilities for exit plans	9.2	0.5	(1.8)	0.1	(0.1)	7.9

Total restructuring liability	367.4	(1.8)	(45.4)	12.5	(1.9)	330.8

Environmental remediation program	94.8	0.3	(12.8)	—	(0.9)	81.4

Total restructuring and environmental remediation liability	$462.2	(1.5)	(58.2)	12.5	(2.8)	$412.2

Amortization of Discount is charged to income as “Other Charges” and “Purchased Services and Other”.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(unaudited)
8	Shareholders’ equity

An analysis of Common Share balances is as follows:

	For the three months ended September 30
(in millions)	2005		2004
	Number	Amount	Number	Amount

Balance, July 1	158.6	$1,123.6	158.7	$1,118.8
Shares issued under stock option plans	0.1	2.0	—	0.1
Stock compensation expense related to shares issued under stock option plans	—	0.1	—	—
Shares repurchased	(1.4)	(9.4)	—	—

Balance, September 30	157.3	$1,116.3	158.7	$1,118.9

	For the nine months ended September 30
(in millions)	2005		2004
	Number	Amount	Number	Amount

Balance, January 1	158.8	$1,120.6	158.7	$1,118.1
Shares issued under stock option plans	0.3	7.7	—	0.8
Stock compensation expense related to shares issued under stock option plans	—	0.5	—	—
Shares repurchased	(1.8)	(12.5)	—	—

Balance, September 30	157.3	$1,116.3	158.7	$1,118.9

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(unaudited)
8	Shareholders’ equity (continued)

An analysis of contributed surplus balances is as follows:

	For the three months
	ended September 30
(in millions)	2005	2004

Balance, July 1	$288.9	$296.9
Stock compensation expense	2.3	1.7
Stock compensation expense related to shares issued under stock option plans	(0.1)	—
Shares repurchased	(52.3)	—

Balance, September 30	$238.8	$298.6

	For the nine months
	ended September 30
(in millions)	2005	2004

Balance, January 1	$300.4	$294.6
Stock compensation expense	7.0	4.0
Stock compensation expense related to shares issued under stock option plans	(0.5)	—
Shares repurchased	(68.1)	—

Balance, September 30	$238.8	$298.6

In May 2005, the Company completed the necessary filings for a normal course issuer bid to purchase, for cancellation, up to 2.5 million of its outstanding Common Shares, representing 1.6% of the approximately 159.0 million Common Shares outstanding just prior to the filing date. Share purchases may be made during the 12-month period beginning June 6, 2005, and ending June 5, 2006. The purchases are made at the market price on the day of purchase, with consideration allocated to share capital, up to the average carrying amount of the shares, and any excess allocated to contributed surplus. When shares are repurchased, it takes three days before the transaction is settled and the shares are cancelled. The cost of shares purchased in a given month and settled in the following month is accrued in the month of purchase. During the third quarter, 1,329,000 shares were purchased at an average price of $46.49 (year-to-date, 1,761,000 shares have been repurchased at an average price of $45.77).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(unaudited)
9	Stock-based compensation

In 2005, under CPR’s stock option plans, the Company issued 1,548,400 options to purchase Common Shares at the weighted average price of $42.05 per share, based on the closing price on the day prior to the grant date. In tandem with these options, 508,200 stock appreciation rights were issued at the weighted average exercise price of $42.05.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date.

The following is a summary of the Company’s fixed stock option plans as of September 30 (including options granted under the Directors’ Stock Option Plan, which was suspended in 2003):

	2005		2004
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	7,752,080	$29.32	6,226,674	$28.20
New options granted	1,548,400	42.05	1,741,400	32.50
Exercised	(285,148)	27.00	(57,755)	13.85
Forfeited/cancelled	(144,186)	29.21	(68,518)	22.26

Outstanding, September 30	8,871,146	$31.62	7,841,801	$29.31

Options exercisable at September 30	2,033,516	$27.25	1,284,619	$24.35

Compensation expense is recognized over the vesting period for stock options issued since January 1, 2003, based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model. Had CPR used the fair value method for options granted between January 1, 2002, and December 31, 2002, CPR’s pro forma basis net income and earnings per share would have been as follows:

		For the three months		For the nine months
		ended September 30		ended September 30
		2005	2004	2005	2004

Net income (in millions)	As reported	$203.6	$176.5	$407.5	$283.7
	Pro forma	$203.4	$175.8	$406.9	$282.1

(in dollars)
Basic earnings per share	As reported	$1.29	$1.11	$2.57	$1.79
	Pro forma	$1.29	$1.11	$2.57	$1.78

Diluted earnings per share	As reported	$1.27	$1.11	$2.54	$1.79
	Pro forma	$1.27	$1.11	$2.54	$1.78

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(unaudited)
9	Stock-based compensation (continued)

Under the fair value method, the fair value of options at the grant date is $10.0 million for options issued in the first nine months of 2005 (first nine months of 2004 — $9.5 million). The weighted average fair value assumptions were approximately:

	For the nine months
	ended September 30
	2005	2004

Expected option life (years)	4.50	4.50
Risk-free interest rate	3.49%	3.36%
Expected stock price volatility	24%	28%
Expected annual dividends per share	$0.53	$0.50
Weighted average fair value of options granted during the year	$9.65	$8.04

10	Pensions and other benefits

The total benefit cost for the Company’s defined benefit pension plans, defined contribution pension plans and post-retirement benefits for the quarter ended September 30, 2005, was $21.0 million (quarter ended September 30, 2004 — $14.3 million) and for the nine months ended September 30, 2005, was $62.4 million (nine months ended September 30, 2004 — $53.4 million).

11	Significant customers

During the first nine months of 2005, one customer comprised 14.8% of total revenue (first nine months of 2004 — 11.4%). At September 30, 2005, one customer represented 7.6% of total accounts receivable (September 30, 2004 — 8.1%).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2005
(unaudited)
12	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at September 30, 2005, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

Capital commitments
At September 30, 2005, CPR had multi-year capital commitments of $693.4 million, mainly for locomotive overhaul agreements, in the form of signed contracts. Payments for these commitments are due in 2005 through 2016.

Operating lease commitments
At September 30, 2005, minimum payments under operating leases were estimated at $588.7 million in aggregate, with annual payments in each of the next five years of: remainder of 2005 — $38.6 million; 2006 — $136.4 million; 2007 — $98.3 million; 2008 — $71.6 million; 2009 — $46.9 million.

Guarantees
The Company had residual value guarantees on operating lease commitments of $221.6 million at September 30, 2005. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At September 30, 2005, these accruals, which do not include any amounts for residual value guarantees, amounted to $9.3 million.

				Summary of Rail Data
Third Quarter					Year-to-date
2005	2004	Variance	%		2005	2004	Variance	%

				Financial (millions, except per share data)
				Revenues
$1,060.8	$949.0	$111.8	11.8	Freight revenue	$3,097.2	$2,761.7	$335.5	12.1
				Other revenue
18.3	15.8	2.5	15.8	Other intermodal revenues	44.7	42.0	2.7	6.4
25.6	24.9	0.7	2.8	Non-freight and switching revenues	82.8	77.3	5.5	7.1

43.9	40.7	3.2	7.9	Total other revenue	127.5	119.3	8.2	6.9

1,104.7	989.7	115.0	11.6		3,224.7	2,881.0	343.7	11.9

				Expenses (1)
344.9	305.7	39.2	12.8	Compensation and benefits	998.2	932.8	65.4	7.0
141.9	109.0	32.9	30.2	Fuel	421.6	316.6	105.0	33.2
45.4	41.1	4.3	10.5	Materials	150.2	140.4	9.8	7.0
53.8	52.4	1.4	2.7	Equipment rents	157.0	171.9	(14.9)	(8.7)
111.3	102.7	8.6	8.4	Depreciation and amortization	331.5	305.0	26.5	8.7
158.0	159.9	(1.9)	(1.2)	Purchased services and other	467.0	458.8	8.2	1.8

855.3	770.8	84.5	11.0		2,525.5	2,325.5	200.0	8.6

249.4	218.9	30.5	13.9	Operating income before other specified item (2)	699.2	555.5	143.7	25.9
6.6	8.5	(1.9)	(22.4)	Other charges	11.3	23.2	(11.9)	(51.3)
50.3	54.9	(4.6)	(8.4)	Interest expense	155.1	166.0	(10.9)	(6.6)
57.6	51.7	5.9	11.4	Income tax expense before foreign exchange gains on long-term debt and other specified item (2)	173.3	121.2	52.1	43.0

134.9	103.8	31.1	30.0	Income before foreign exchange gains on long-term debt and other specified item (2)	359.5	245.1	114.4	46.7

				Foreign exchange gains on long-term debt (FX on LTD)
65.4	70.5	(5.1)	—	FX on LTD	45.3	37.2	8.1	—
(17.3)	2.2	(19.5)	—	Income tax on FX on LTD	(17.9)	1.4	(19.3)	—

48.1	72.7	(24.6)	—	FX on LTD (net of tax)	27.4	38.6	(11.2)	—
				Other specified item
33.9	—	33.9	—	Special (charge) reduction for environmental remediation	33.9	—	33.9	—
(13.3)	—	(13.3)	—	Income tax on environmental remediation	(13.3)	—	(13.3)	—

20.6	—	20.6	—	Environmental (charge) reduction (net of tax)	20.6	—	20.6	—

$203.6	$176.5	$27.1	15.4	Net income	$407.5	$283.7	$123.8	43.6

				Earnings per share (EPS)
$1.29	$1.11	$0.18	16.2	Basic earnings per share	$2.57	$1.79	$0.78	43.6
$1.27	$1.11	$0.16	14.4	Diluted earnings per share	$2.54	$1.79	$0.75	41.9

				EPS before FX on LTD and other specified item (2)
$0.85	$0.65	$0.20	30.8	Basic earnings per share	$2.27	$1.54	$0.73	47.4
$0.84	$0.65	$0.19	29.2	Diluted earnings per share	$2.24	$1.54	$0.70	45.5
158.1	158.7	(0.6)	(0.4)	Weighted average number of shares outstanding (millions)	158.6	158.7	(0.1)	(0.1)
77.4	77.9	(0.5)	—	Operating ratio before other specified item (2) (3) (%)	78.3	80.7	(2.4)	—
8.7	7.4	1.3	—	ROCE before FX on LTD and other specified item (after tax) (2) (3) (%)	8.7	7.4	1.3	—
40.7	44.8	(4.1)	—	Net debt to net debt plus equity (%)	40.7	44.8	(4.1)	—
$242.8	$210.4	$32.4	15.4	EBIT before FX on LTD and other specified item (2) (3) (millions)	$687.9	$532.3	$155.6	29.2
$354.1	$313.1	$41.0	13.1	EBITDA before FX on LTD and other specified item (2) (3) (millions)	$1,019.4	$837.3	$182.1	21.7

(1)	Before other specified item.

(2)	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.

(3)	EBIT:	Earnings before interest and taxes.
	EBITDA:	Earnings before interest, taxes, and depreciation and amortization.
	ROCE (after tax):	Return on capital employed (after tax) = earnings before interest (last 12 months) divided by average net debt plus equity.
	Operating ratio:	Operating expenses divided by revenues.

				Summary of Rail Data (Page 2)
Third Quarter					Year-to-date
2005	2004	Variance	%		2005	2004	Variance	%

				Commodity Data

				Freight Revenues (millions)
$190.8	$171.6	$19.2	11.2	- Grain	$529.9	$468.7	$61.2	13.1
185.9	138.1	47.8	34.6	- Coal	550.2	387.6	162.6	42.0
108.3	109.5	(1.2)	(1.1)	- Sulphur and fertilizers	344.5	351.3	(6.8)	(1.9)
85.9	86.6	(0.7)	(0.8)	- Forest products	253.1	243.0	10.1	4.2
124.7	112.6	12.1	10.7	- Industrial products	357.6	321.5	36.1	11.2
67.6	67.8	(0.2)	(0.3)	- Automotive	219.2	221.9	(2.7)	(1.2)
297.6	262.8	34.8	13.2	- Intermodal (including food and consumer)	842.7	767.7	75.0	9.8

$1,060.8	$949.0	$111.8	11.8	Total Freight Revenues	$3,097.2	$2,761.7	$335.5	12.1

				Intermodal (including food and consumer)
283.9	249.2	34.7	13.9	- Intermodal	803.8	728.7	75.1	10.3
13.7	13.6	0.1	0.7	- Food and consumer	38.9	39.0	(0.1)	(0.3)

				Millions of Revenue Ton-Miles (RTM)
6,357	5,728	629	11.0	- Grain	18,654	16,992	1,662	9.8
6,238	6,392	(154)	(2.4)	- Coal	18,176	18,737	(561)	(3.0)
4,601	4,869	(268)	(5.5)	- Sulphur and fertilizers	15,480	15,674	(194)	(1.2)
2,420	2,745	(325)	(11.8)	- Forest products	7,606	7,963	(357)	(4.5)
3,613	3,587	26	0.7	- Industrial products	10,629	10,644	(15)	(0.1)
531	536	(5)	(0.9)	- Automotive	1,759	1,753	6	0.3
7,065	6,722	343	5.1	- Intermodal (including food and consumer)	21,023	20,261	762	3.8

30,825	30,579	246	0.8	Total RTMs	93,327	92,024	1,303	1.4

				Intermodal (including food and consumer)
6,738	6,367	371	5.8	- Intermodal	19,965	19,224	741	3.9
327	355	(28)	(7.9)	- Food and consumer	1,058	1,037	21	2.0

				Freight Revenue per RTM (cents)
3.00	3.00	—	—	- Grain	2.84	2.76	0.08	2.9
2.98	2.16	0.82	38.0	- Coal	3.03	2.07	0.96	46.4
2.35	2.25	0.10	4.4	- Sulphur and fertilizers	2.23	2.24	(0.01)	(0.4)
3.55	3.15	0.40	12.7	- Forest products	3.33	3.05	0.28	9.2
3.45	3.14	0.31	9.9	- Industrial products	3.36	3.02	0.34	11.3
12.73	12.65	0.08	0.6	- Automotive	12.46	12.66	(0.20)	(1.6)
4.21	3.91	0.30	7.7	- Intermodal	4.01	3.79	0.22	5.8
3.44	3.10	0.34	11.0	Freight Revenue per RTM	3.32	3.00	0.32	10.7

				Carloads (thousands)
86.4	78.3	8.1	10.3	- Grain	241.9	228.5	13.4	5.9
91.0	100.2	(9.2)	(9.2)	- Coal	267.9	297.6	(29.7)	(10.0)
46.2	49.8	(3.6)	(7.2)	- Sulphur and fertilizers	155.7	160.5	(4.8)	(3.0)
37.8	41.3	(3.5)	(8.5)	- Forest products	117.5	121.8	(4.3)	(3.5)
71.5	71.4	0.1	0.1	- Industrial products	216.5	213.2	3.3	1.5
37.7	40.9	(3.2)	(7.8)	- Automotive	124.3	131.2	(6.9)	(5.3)
300.0	289.5	10.5	3.6	- Intermodal (including food and consumer)	868.8	870.2	(1.4)	(0.2)

670.6	671.4	(0.8)	(0.1)	Total Carloads	1,992.6	2,023.0	(30.4)	(1.5)

				Intermodal (including food and consumer)
292.9	281.8	11.1	3.9	- Intermodal	845.2	845.9	(0.7)	(0.1)
7.1	7.7	(0.6)	(7.8)	- Food and consumer	23.6	24.3	(0.7)	(2.9)

				Freight Revenue per Carload
$2,208	$2,192	$16	0.7	- Grain	$2,191	$2,051	$140	6.8
2,043	1,378	665	48.3	- Coal	2,054	1,302	752	57.8
2,344	2,199	145	6.6	- Sulphur and fertilizers	2,213	2,189	24	1.1
2,272	2,097	175	8.3	- Forest products	2,154	1,995	159	8.0
1,744	1,577	167	10.6	- Industrial products	1,652	1,508	144	9.5
1,793	1,658	135	8.1	- Automotive	1,763	1,691	72	4.3
992	908	84	9.3	- Intermodal	970	882	88	10.0
$1,582	$1,413	$169	12.0	Freight Revenue per Carload	$1,554	$1,365	$189	13.8

				Summary of Rail Data (Page 3)
Third Quarter					Year-to-date
2005	2004 (1)	Variance	%		2005	2004 (1)	Variance	%

				Operations and Productivity

59,510	59,196	314	0.5	Freight gross ton-miles (GTM) (millions)	180,210	175,960	4,250	2.4
30,825	30,579	246	0.8	Revenue ton-miles (RTM) (millions)	93,327	92,024	1,303	1.4
10,730	10,388	342	3.3	Train-miles (thousands)	32,358	30,750	1,608	5.2

2.5	2.7	(0.2)	(7.4)	FRA personal injuries per 200,000 employee-hours	2.4	2.8	(0.4)	(14.3)
1.8	1.9	(0.1)	(5.3)	FRA train accidents per million train-miles	2.0	2.1	(0.1)	(4.8)

3.44	3.10	0.34	11.0	Freight revenue per RTM (cents)	3.32	3.00	0.32	10.7
2.77	2.52	0.25	9.9	Total operating expenses per RTM (2) (cents)	2.71	2.53	0.18	7.1
1.44	1.30	0.14	10.8	Total operating expenses per GTM (2) (cents)	1.40	1.32	0.08	6.1
79.71	74.20	5.51	7.4	Total operating expenses per train-mile (2) (dollars)	78.05	75.63	2.42	3.2

5,546	5,698	(152)	(2.7)	Average train weights (tons)	5,569	5,722	(153)	(2.7)
3,899	3,988	(89)	(2.2)	Average train length (feet)	3,936	4,053	(117)	(2.9)
21.5	23.2	(1.7)	(7.3)	Average train speed – AAR definition (mph)	21.7	22.3	(0.6)	(2.7)

16,880	16,419	461	2.8	Number of active employees at end of period	16,880	16,419	461	2.8
16,959	16,528	431	2.6	Average number of active employees	16,369	16,063	306	1.9
13,827	13,848	(21)	(0.2)	Miles of road operated at end of period (3)	13,827	13,848	(21)	(0.2)

3,509	3,582	(73)	(2.0)	GTMs per average active employee (000)	11,009	10,955	54	0.5
4,304	4,275	29	0.7	GTMs per mile of road operated (3) (000)	13,033	12,707	326	2.6
648	670	(22)	(3.3)	GTMs per active locomotive per day (000)	654	667	(13)	(1.9)

1.13	1.13	—	—	U.S. gallons of fuel per 1,000 GTMs	1.18	1.20	(0.02)	(1.7)
1.62	1.12	0.50	44.6	Average fuel price excluding provincial fuel taxes	1.49	1.04	0.45	43.3
				(U.S. dollar per U.S. gallon)
67.0	66.9	0.1	0.1	Diesel fuel consumed – freight & yard (million U.S. gallons)	212.6	210.7	1.9	0.9
60.15	41.25	18.90	45.8	WTI (US$/bbl – average lagged 1 month, unhedged)	52.92	37.58	15.34	40.8

1.212	1.325	(0.113)	—	Average foreign exchange rate (Canadian$/US$)	1.226	1.331	(0.105)	—
0.825	0.755	0.070	—	Average foreign exchange rate (US$/Canadian$)	0.816	0.751	0.065	—

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.

(2)	Before other specified item.

(3)	Excludes track on which CPR has haulage rights.